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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRW CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1004 SIXTH STREET NW
(No. and Street)

WASHINGTON, DC 20001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LENDA WASHINGTON 202-425-7790
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name — *if individual, state last, first, middle name*)

425 BROADHOLLOW RD, SUITE , MELVILLE, NEW YORK 11747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/02

OATH OR AFFIRMATION

I, LENDA WASHINGTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRW CAPITAL CORP., as of DECEMBER 31, 2001, 19xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres.
Title

Notary Public
My Commission Expires 4-14-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRW CAPITAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 and 2000

TABLE OF CONTENTS

B R E I N E R & B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of

GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have audited the balance sheet of GRW Capital Corp. as of December 31, 2001 and 2000 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GRW Capital Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7, 8 and 9, and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 22, 2002

GRW CAPITAL CORP.

BALANCE SHEETS

	December 31, 2001	December 31, 2000

ASSETS

Current Assets:		
Cash	$ 8,920	$ 61,182
Due From Broker - Clearance Account	160,909	142,755
Other Receivables	-	8,394
Advances	5,424	4,274
	175,253	216,605
Fixed Assets:	38,059	33,643
Less: Accumulated Depreciation	18,899	13,999
	19,160	19,644
Other Assets:		
Loans Receivable	57,829	41,563
Other Assets	3,300	3,300
	61,129	44,863
	$ 255,542	$ 281,112

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued Expenses	$ 35,293	$ 26,887
Taxes Payable	-	614
Other Liabilities	-	7,226
	35,293	34,727
Subordinated Liabilities:		
Due Stockholder	175,000	242,375
	210,293	277,102
Stockholders' Equity:		
Common Stock	1,239	1,239
Additional Paid in Capital	31,943	31,943
Retained Earnings	12,067	(29,172)
	45,249	4,010
	$ 255,542	$ 281,112

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF INCOME and RETAINED EARNINGS

	Years Ended December 31, 2001	2000
Revenue:		
Commissions	$ 865,295	$ 710,636
Interest & Dividends	4,953	4,863
Underwriting	-	7,390
(Loss) on Sale of Securities	(30,575)	(18,024)
Other Income	3,787	9,216
	843,460	714,081
Expenses	802,221	726,339
Net Income (Loss) Before Taxes	41,239	(12,258)
Federal Income Taxes	-	-
	41,239	(12,258)
Retained Earnings (Deficit) - Beginning of the year	(29,172)	(16,914)
Retained Earnings - End of the year	$ 12,067	$ (29,172)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CASH FLOWS

Years Ended December 31,

	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 41,239	$(12,258)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,900	1,785
(Increase) Decrease in due from broker	(16,722)	(42,672)
(Increase) Decrease in Other Assets	-	(3,300)
Increase (Decrease) in taxes payable	(614)	614
Decrease (Increase) in other receivables	(9,304)	(9,520)
(Increase) Decrease in Advances	(1,150)	(4,845)
(Decrease) Increase in Other Liabilities	(7,226)	3,880
Increase (Decrease) in Accrued Expenses	8,406	10,374
Net cash (used in) operating activities	19,529	(55,942)
Cash Flows from Investing Activities:		
Purchase of Equipment	(4,416)	(10,334)
Net cash (used in) investing activities	(4,416)	(10,334)
Cash Flows from Financing Activities:		
Subordinated Borrowing (Repayments)	(67,375)	100,000
Contribution of Capital	-	8,000
Net cash provided by financing activities	(67,375)	108,000
Net (Decrease) Increase in cash	(52,262)	41,724
Cash at beginning of year	61,182	19,458
Cash at end of year	$ 8,920	$ 61,182

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common	Paid In Capital	Retained Earnings
Balance at January 1, 2001	$ 1,239	$ 24,032	$(29,172)
Issuance of Capital Stock	-	-	-
Net Income (Loss)	-	-	41,239
Balance at December 31, 2001	$ 1,239	$ 31,943	$ 12,067

Balance at January 1, 2000	$ 1,150	$ 24,032	$(16,914)
Issuance of Capital Stock	89	7,911	-
Net Income (Loss)	-	-	(12,258)
Balance at December 31,2000	$ 1,239	$ 31,943	$(29,172)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Years Ended December 31 2001	2000
Balance, Beginning of Year	$ 242,375	$ 142,375
Increases	-	100,000
Decreases	(67,375)	-
Balance, End of Year	$ 175,000	$ 242,375

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION: GRW Capital Corp. (the Company) was incorporated in 1993 under the laws of the District of Columbia. The company is Broker/Dealer subject to the rules and regulations of the National Association of Securities Dealers and the Securities and Exchange Commission..

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the settlement date.

The Company clears its customer accounts through another member broker.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $50,000 at December 31, 2001 and $100,000 at December 31, 2000. At December 31, 2001 and December 31, 2000 the Company's Net Capital was $81,044 and $67,493 in excess of the required Net Capital.

NOTE 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated April. 2000, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 5- DUE STOCKHOLDER: The borrowings are under subordination agreements with the Company's majority shareholder, and are covered by subordination agreements approved by the National Association of Securities Dealers, and qualify as equity in computing net capital under the Uniform Net Capital Rule. To the extent that such borrowings are required for the company's continued compliance with net capital rules, they may not be repaid without written approval of the National Association of Securities Dealers.

NOTE 6 - **CAPITAL STOCK: The Company's capital stock consists of 10,000 authorized shares of $1 par value capital stock. 1,027.75 shares were issued and outstanding. On October 1, 1997 the company entered into an agreement to sell 333 shares for $30,000. During 2000 88.8 were sold for $8,000, and during 1999 122 shares were sold for $11,000.**

NOTE 7 - RELATED PARTY: GRW Capital Corp. leases its space from Allison Street Holdings, LLC.. The Company and Allison Street Holdings, LLC, share common ownership and management.

SUPPLEMENTARY INFORMATION

GRW CAPITAL CORP.

COMPUTATION OF NET CAPITAL

	Years Ended December 31,	
	2001	2000

Computation of Net Capital:

1.	Total Ownership Equity	$ 45,249	$ 4,010
2.	Add: Allowable Subordinated Liabilities	175,000	242,375
		$ 220,249	$ 246,385
3.	Less: Ownership Equity not allowed for net capital	89,033	77,175
		131,216	169,210
4.	Less: Haircuts on Securities	172	1,717
5.	Net Capital	$ 131,044	$ 167,493

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	2,353	2,316
2.	Minimum Dollar Net Capital	50,000	100,000
3.	Net Capital Requirement	50,000	100,000
4.	Net Capital	131,044	167,493
5.	Excess Net Capital	$ 81,044	$ 67,493

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 210,293	$ 277,102
7.	Non Aggregate Indebtedness Liabilities	175,000	242,375
		$ 35,293	$ 34,727

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

RECONCILIATION OF NET CAPITAL

	Years Ended December 31,	
	2001	2000
Audited Net Capital	$ 131,044	$ 167,493
Net Capital per Focus Part IIA	$ 121,549	$ 167,493
Difference	9,495	-
Audit Adjustments	1,197	-
Reclassifications	8,298	-

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

EXPENSES

	Years Ended December 31,	
	2001	2000
Clearing Charges	$ 64,065	$ 61,311
Compensation	189,207	152,883
Investment Advisory Fee	109,078	-
Regulatory Fees	9,932	8,042
Commissions	117,704	185,383
Commission Recapture	77,879	32,821
Communications	17,526	23,341
Quotes and Tickers	18,875	34,524
Occupancy	42,986	67,514
Travel and Entertainment	19,536	57,083
Insurance	23,301	14,467
Depreciation	4,900	1,785
Professional Fees	35,949	19,015
Interest	23,055	21,763
Operations	48,228	46,407
	$802,221	$726,339

Melville, New York 11747-4701
(631) 249-3900

February 23, 2002

GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

We have examined the Financial Report of GRW Capital Corp., as required by the National Association of Securities Dealers as of December 31, 2001. and have issued a report thereon dated February 22, 2002. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2001 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 23, 2002